KUTAK ROCK LLP SUITE 1000 1101 CONNECTICUT AVENUE, N.W. WASHINGTON, D.C. 20036-4374 202-828-2400 FACSIMILE 202-828-2488 www.kutakrock.com June 29, 2009	ATLANTA CHICAGO DENVER DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PHILADELPHIA RICHMOND SCOTTSDALE WICHITA
JEREMY T. JOHNSON
jeremy.johnson@kutakrock.com
(202) 828-2400
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Eric Envall, Esq.
Re:	Flagstar Bancorp, Inc. Form S-3 (File No. 333-160193) Form S-3 (File No. 333-160195)
Dear Mr. Envall:
     On behalf of Flagstar Bancorp, Inc. (the “Company”), this is in response to a request to provide to the staff of the Securities and Exchange Commission confirmation that the Company is eligible to use Form S-3 for the above-referenced filings both made on June 24, 2009.
Registrant’s Requirements
     The following requirements are set forth under I.A. of the General Instructions of Form S-3, and all such requirements must be met for a registrant to qualify to use Form S-3.
     1. The registrant must be organized under the laws of the United States or any State or Territory or the District of Columbia and have its principal business operations in the United States or its territories.
     The Company meets this requirement in that it is incorporated and maintains its principal place of business in the state of Michigan.
     2. The registrant must have a class of securities registered pursuant to Section 12(b) of the Securities Exchange of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act.
     The Company meets this requirement in that it filed a Form 8-A on June 28, 2001, registering its common stock, par value $.01 per share, pursuant to Section 12(b) of the Exchange Act. Prior to June 28, 2001, the Company’s common stock, par value $.01 per share

KUTAK ROCK LLP
Eric Envall, Esq.
June 29, 2009

was registered pursuant to Section 12(g) of the Exchange Act pursuant to a Form 8-A filed on April 7, 1997.
     3. The registrant (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on the Form S-3 and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K. If the registrant has used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by that rule.
     The Company meets part (a) of this requirement in that it has been subject to the requirements of Section 12 since the filing of its initial Form 8-A in 1997 and, based upon our review, has filed all the reports required of it by Section 13, 14 or 15(d) of the Exchange Act for a period of at least twelve months prior to the time it filed the registration statements on Form S-3 for the proposed offerings. Part (b) requires that the Company must have timely filed all the reports required by Section 13, 14 or 15(d) for a period of at least twelve months. Our review of the filing dates indicate that the Company has filed all its reports during the past twelve months in a timely manner.
     4. This requirement regards registered offerings of investment grade asset-backed securities, and as such, is not applicable to the Company.
     5. Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.
     The Company meets this requirement because our review indicates neither it nor any of its subsidiaries have failed to pay any dividend or sinking fund installment on preferred stock, nor defaulted on any installment or installments on indebtedness for borrowed money, or on any rental on one or more long term leases as described in the requirement.

KUTAK ROCK LLP
Eric Envall, Esq.
June 29, 2009

     6. This requirement regards foreign issuers, and as such, is not applicable to the Company.
     7. This requirement regards successor registrants, and as such, is not applicable to the Company.
     8. A registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T must have (a) filed with the SEC all required electronic filings, including electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 and Rule 202(d) of Regulation S-T and (b) submitted electronically to the SEC and posted on its corporate Web site, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement on the Form S-3 (or for such shorter period of time that the registrant was required to submit and post such files).
     The Company meets this requirement in that our review indicates it has filed with the SEC all required electronic filings and Interactive Data Files.
     Accordingly, the Company satisfies the registrant-related requirements for use of Form S-3.
Transaction Requirements
     The security offerings must also satisfy at least one of the requirements set forth under I.B. of the General Instructions of Form S-3.
     A. Registration Statement on Form S-3 (File No. 333-160193).
     The security offerings under this registration statement must satisfy paragraph 1 of General Instruction I.B. with respect to the Company’s preferred stock, warrant and common stock or, alternatively, paragraph 3 of General Instruction I.B. with respect to the Company’s warrant and common stock.
     Paragraph 1 of General Instruction I.B. This paragraph provides that the security offerings must satisfy the following conditions:
“Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant, including securities acquired by standby underwriters in connection with the call or redemption by the registrant of warrants or a class of convertible securities; provided that the aggregate market value of the voting and non-

KUTAK ROCK LLP
Eric Envall, Esq.
June 29, 2009

voting common equity held by non-affiliates of the registrant is $75 million or more.”
The security offerings satisfy the conditions of the above paragraph. First, the securities are outstanding securities to be offered for cash for the account of a person other than the Company. Second, the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates was $127,083,963, which is in excess of $75,000,000. The aggregate market value is based on (i) the closing sale price of the Company’s common stock on the New York Stock Exchange of $1.92 per share on May 7, 2009 (a date within 60 days prior to the filing of this registration statement on June 24, 2009) and (ii) 66,189,564 shares of the Company’s common stock held by non-affiliates on June 24, 2009. The number of shares of common stock outstanding on June 24, 2009 was 468,529,839.
     Paragraph 3 of General Instruction I.B. This paragraph provides, in relevant part, that the offerings of the warrant and shares of common stock must satisfy the following conditions:
“Outstanding securities to be offered for the account of any person other than the issuer, including securities acquired by standby underwriters in connection with the call or redemption by the issuer of warrants or a class of convertible securities, if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association.”
The offerings of the warrant and shares of common stock satisfy the conditions of the above paragraph, because the warrants and shares of common stock to be offered are for the account of persons other than the Company. Further, Question 116.11 of the SEC’s Compliance and Disclosure Interpretations of Securities Act Forms provides that the fact that the Company’s common stock underlying the warrant is listed or quoted is sufficient to satisfy the conditions of this paragraph for purposes of the warrant.
     B. Registration Statement on Form S-3 (File No. 333-160195).
     The security offerings under this registration statement must satisfy paragraph 1 of General Instruction I.B, which provides that securities must satisfy the following conditions:
“Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant, including securities acquired by standby underwriters in connection with the call or redemption by the registrant of warrants or a class of convertible securities; provided that the aggregate market value of the voting and non-

KUTAK ROCK LLP
Eric Envall, Esq.
June 29, 2009

voting common equity held by non-affiliates of the registrant is $75 million or more.”
The security offerings under this registration statement satisfy the conditions of the above paragraph. First, the securities are to be offered for cash by or on behalf of the Company. Second, as detailed above, the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates was $127,083,963, which is in excess of $75,000,000.
* * * * *
     On the basis of the foregoing, the Company believes that it is eligible to use Form S-3 for the above-referenced filings. If you have any further questions or require additional information please contact the undersigned at the phone number listed above.
Sincerely,
/s/ Jeremy T. Johnson
Jeremy T. Johnson
cc:	Paul D. Borja, Executive Vice-President and Chief Financial Officer Matthew I. Roslin, Executive Vice-President and Chief Legal Officer Flagstar Bancorp, Inc.